UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 20, 2021 (October 18, 2021)

ION ACQUISITION CORP 2 LTD.

(Exact name of registrant as specified in its charter)

Cayman Islands	333-252440	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

89 Medinat Hayehudim Street

Herzliya 4676672, Israel

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: +972 (9) 970-3620

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.0001 per share, and one-eighth of one redeemable warrant	IACB.U	The New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	IACB	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	IACB WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into Material Definitive Agreements.

As previously disclosed, on June 24, 2021, ION Acquisition Corp 2 Ltd., a Cayman Islands exempted company (“ION”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Inspire Merger Sub 1, Inc., a Delaware corporation and a direct, wholly owned subsidiary of ION (“Merger Sub 1”), Inspire Merger Sub 2, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of ION (“Merger Sub 2” and, together with Merger Sub 1, the “Merger Subs”), and Innovid, Inc., a Delaware corporation (“Innovid”).

Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, ION will migrate to and domesticate as a Delaware corporation (the “Domestication”) prior to the consummation of the Mergers (as defined below) (the “Closing”), and Merger Sub 1 will merge with and into Innovid (the “First Merger” and, the effective time of such First Merger, the “First Effective Time”), with Innovid continuing as the surviving company of the First Merger (the “Surviving Corporation”). The Surviving Corporation will then merge with and into Merger Sub 2 (the “Second Merger” and, together with the First Merger, the “Mergers”; the effective time of such Second Merger, the “Second Effective Time”), with Merger Sub 2 continuing as the surviving entity of the Second Merger (the “Surviving Entity”), and ION will change its name to “Innovid Corp.” (the “Company”). As a result of the Merger and the other transactions contemplated by the Merger Agreement (the “Transactions” or the “Business Combination”), the Surviving Entity will remain a direct, wholly-owned subsidiary of the Company. In connection with the Merger Agreement, ION entered into certain subscription agreements, each dated June 24, 2021 (the “Initial Subscription Agreements”), with certain accredited and institutional investors, pursuant to which such investors have subscribed to purchase an aggregate of 15,000,000 shares of ION Class A Common Stock (the “Initial PIPE Subscription”), for a purchase price of $10.00 per share, for an aggregate purchase price of $150,000,000, to be issued immediately prior to or substantially concurrently with the closing (the “Initial PIPE Investment”).

On October 18, 2021, ION entered into new subscription agreements (the “Additional Subscription Agreements”, collectively with the Initial Subscription Agreements, the “Subscription Agreements”) with certain accredited and institutional investors, including funds affiliated with ION, pursuant to which the investors collectively subscribed for an additional 5,000,000 shares of ION Class A Common Stock for an aggregate purchase price equal to $50,000,000 (the “Additional PIPE Investment” and together with the Initial PIPE Investment the “PIPE Investment”). This includes an additional 200,000 shares purchased by funds affiliated with ION. The terms of the Additional Subscription Agreements are the same as the Initial Subscription Agreements. The total anticipated proceeds from the PIPE Investment, after taking into account the Initial PIPE Investment and the Additional PIPE Investment, will total $200 million.

The closing of the Additional Subscription Agreements is conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Merger Agreement.

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Subscription Agreements, a form of which is included as Exhibit 10.1.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the issuance of ION Class A Common Stock pursuant to the Additional Subscription Agreements is incorporated by reference into this Item 3.02. The ION Class A Common Stock to be issued in connection with the transactions contemplated by the Subscription Agreements will not be registered under the Securities Act, and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01 Regulation FD Disclosure.

On October 20, 2021, Innovid issued a press release announcing the Additional Subscription Agreements. A copy of the press release is furnished hereto as Exhibit 99.1 and incorporated by reference herein.

The information in this Item 7.01 and Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of ION under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information in this Item 7.01 and Exhibit 99.1 attached hereto.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, ION has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission, which includes a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of ION’s Class A Common Stock in connection with ION’s solicitation of proxies for the vote by ION’s stockholders with respect to the Business Combination and other matters as may be described in the definitive proxy statement, as well as the prospectus relating to the offer and sale of the securities of ION to be issued in the Business Combination. ION’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, ION and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to ION’s stockholders as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: ION Acquisition Corp 2 Ltd., 89 Medinat Hayehudim Street, Herzliya 4676672, Israel, Attention: Secretary, +972 (9) 970-3620.

Participants in the Solicitation

ION and its directors and executive officers may be deemed participants in the solicitation of proxies from ION’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in ION is contained in ION’s registration statement on Form S-4, which is available free of charge at the SEC’s website at www.sec.gov, or by directing a request to ION Acquisition Corp 2 Ltd., 89 Medinat Hayehudim Street, Herzliya 4676672, Israel, Attention: Secretary, +972 (9) 970-3620.

Innovid and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of ION in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Innovid’s and ION’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, ION’s and Innovid’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination, and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside ION’s and Innovid’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or could otherwise cause the Business Combination to fail to close; (ii) the outcome of legal proceedings that have or may be instituted against ION and Innovid; (iii) the inability to complete the Business Combination, including due to failure to obtain the requisite approval of shareholders or other conditions to closing in the Merger Agreement; (iv) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; (v) the inability to obtain or maintain the listing of the common stock of the post-acquisition company on The New York Stock Exchange following the Business Combination; (vi) the risk that the announcement and consummation of the Business Combination disrupts current plans and operations; (vii) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (viii) costs related to the Business Combination; (ix) changes in applicable laws or regulations; (x) the possibility that ION, Innovid or the combined company may be adversely affected by other economic, business, competitive and/or factors such as the COVID-19 pandemic; and (xi) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in ION’s other filings with the SEC. ION cautions that the foregoing list of factors is not exclusive. ION cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. ION does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
10.1	Form of Subscription Agreement (incorporated by reference to the corresponding exhibit to the Company’s Current Report on Form 8-K/A (File No.333-252440), filed with the SEC on June 24, 2021).
99.1	Press Release, dated October 20, 2021
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ION ACQUISITION CORP 2 LTD.

By:	/s/ Anthony Reich
	Name:	Anthony Reich
	Title:	Chief Financial Officer
	Date:	October 20, 2021

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